UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

WORLD POINT TERMINALS, LP

(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

9819G107

(CUSIP Number)

Jonathan Q. Affleck

8235 Forsyth Boulevard, Suite 400

St. Louis, Missouri 63105

(314) 889-9660

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 3, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 9819G107
1.	Name of Reporting Person: World Point Terminals, Inc.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 22,908,514 (1) 8. Shared Voting Power: 0 9. Sole Dispositive Power: 22,908,514 (1) 10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,908,514 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 65.7% (2)
14.	Type of Reporting Person: CO

(1)	Includes 6,423,007 Common Units of the Issuer held directly by World Point Terminals, Inc. (“World Point”) and 16,485,507 Common Units of the Issuer held directly by CPT 2010, LLC (“CPT 2010”), of which World Point is the sole member.
(2)	Based upon 34,861,014 Common Units of the Issuer reported to be outstanding as of March 13, 2017, as reported in the Issuer’s most recent Annual Report on Form 10-K filed on March 14, 2017.

2

CUSIP No.: 9819G107
1.	Name of Reporting Person: CPT 2010, LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Missouri
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0 8. Shared Voting Power: 16,485,507 (1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 16,485,507 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,485,507 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 47.3% (2)
14.	Type of Reporting Person: OO (limited liability company)

(1)	Includes 16,485,507 Common Units of the Issuer held directly by CPT 2010.
(2)	Based upon 34,861,014 Common Units of the Issuer reported to be outstanding as of March 13, 2017, as reported in the Issuer’s most recent Annual Report on Form 10-K filed on March 14, 2017.

3

CUSIP No.: 9819G107
1.	Name of Reporting Person: The Novelly Dynasty Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Missouri
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 250,000(1) 8. Shared Voting Power: 22,908,514 (2) 9. Sole Dispositive Power: 250,000 (1) 10. Shared Dispositive Power: 22,908,514 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,158,514 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 66.4% (3)
14.	Type of Reporting Person: OO (trust)

(1)	Represents Restricted Common Units originally granted to Paul A. Novelly under the Issuer’s Long Term Incentive Plan (the “LTIP”), which were subsequently sold to The Novelly Dynasty Trust. The Restricted Common Units vest on April 23, 2017, subject to forfeiture if Paul A. Novelly’s services to the Issuer are terminated for any reason prior to April 23, 2017.
(2)	Includes 6,423,007 Common Units held directly by World Point and 16,485,507 Common Units held directly by CPT 2010, of which World Point is the sole member. The Novelly Dynasty Trust and Novelly Family Trust (together, the “Novelly Trusts”) collectively own a controlling interest in World Point and, as such, may be deemed to indirectly beneficially own the securities held by World Point and CPT 2010. P.A. Novelly II, Steven G. Twele and Karon M. Burns serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby but may exercise such control only with a majority of the trustees. Each of Messrs. P.A. Novelly II and Twele and Mrs. Burns disclaims beneficial ownership except to the extent of their pecuniary interest, if any, in the securities held by World Point and CPT 2010.
(3)	Based upon 34,861,014 Common Units of the Issuer reported to be outstanding as of March 13, 2017, as reported in the Issuer’s most recent Annual Report on Form 10-K filed on March 14, 2017.

4

CUSIP No.: 9819G107
1.	Name of Reporting Person: The Novelly Family Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Missouri
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0 8. Shared Voting Power: 22,908,514 (1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 22,908,514 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,908,514 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 65.7% (2)
14.	Type of Reporting Person: OO (trust)

(1)	Includes 6,423,007 Common Units held directly by World Point and 16,485,507 Common Units held directly by CPT 2010, of which World Point is the sole member. The Novelly Trusts collectively own a controlling interest in World Point and, as such, may be deemed to indirectly beneficially own the securities held by World Point and CPT 2010. P.A. Novelly II, Steven G. Twele and Karon M. Burns serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby but may exercise such control only with a majority of the trustees. Each of Messrs. P.A. Novelly II and Twele and Mrs. Burns disclaims beneficial ownership except to the extent of their pecuniary interest, if any, in the securities held by World Point and CPT 2010.
(2)	Based upon 34,861,014 Common Units of the Issuer reported to be outstanding as of March 13, 2017, as reported in the Issuer’s most recent Annual Report on Form 10-K filed on March 14, 2017.

5

CUSIP No.: 9819G107
1.	Name of Reporting Person: Apex Oil Company, Inc.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Missouri
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0 8. Shared Voting Power: 1,550,000 (1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 1,550,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,550,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 4.4% (2)
14.	Type of Reporting Person: OO (limited liability company)

(1)	Includes 1,550,000 Common Units of the Issuer held directly by Apex Oil Company, Inc. (“Apex”), of which Apex Holding Co. (“Apex Holding”) is the sole shareholder. Paul A. Novelly is the sole director of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the units held indirectly by Apex Holding except to the extent of his pecuniary interest therein.
(2)	Based upon 34,861,014 Common Units of the Issuer reported to be outstanding as of March 13, 2017, as reported in the Issuer’s most recent Annual Report on Form 10-K filed on March 14, 2017.

6

CUSIP No.: 9819G107
1.	Name of Reporting Person: Apex Holding Co.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Missouri
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0 8. Shared Voting Power: 1,550,000 (1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 1,550,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,550,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 4.4% (2)
14.	Type of Reporting Person: CO

(1)	Includes 1,550,000 Common Units of the Issuer held directly by Apex, of which Apex Holding is the sole shareholder. Paul A. Novelly is the sole director of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the units held indirectly by Apex Holding except to the extent of his pecuniary interest therein.
(2)	Based upon 34,861,014 Common Units of the Issuer reported to be outstanding as of March 13, 2017, as reported in the Issuer’s most recent Annual Report on Form 10-K filed on March 14, 2017.

7

CUSIP No.: 9819G107
1.	Name of Reporting Person: Paul A. Novelly
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 957,662 (1) 8. Shared Voting Power: 1,550,000 (2) 9. Sole Dispositive Power: 957,662 (1) 10. Shared Dispositive Power: 1,550,000 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,507,662 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 7.2% (3)
14.	Type of Reporting Person: IN

(1)	Represents 957,662 Common Units of the Issuer indirectly owned by Paul A. Novelly through St. Albans Global Management, Limited Partnership, LLLP, a Delaware limited liability limited partnership (“Global”), of which Mr. Novelly is the chairman.
(2)	Includes 1,550,000 Common Units of the Issuer held directly by Apex, of which Apex Holding is the sole shareholder. Mr. Novelly is the sole director of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the units held indirectly by Apex Holding except to the extent of his pecuniary interest therein.
(3)	Based upon 34,861,014 Common Units of the Issuer reported to be outstanding as of March 13, 2017, as reported in the Issuer’s most recent Annual Report on Form 10-K filed on March 14, 2017.

8

Item 1.	Security and Issuer

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on March 26, 2015 (the “Schedule 13D”), as amended by that certain Amendment No.1 on Schedule 13D/A filed on July 1, 2016 (together with the Schedule 13D, the “Prior Filings”), and relates to common units representing limited partner interests (the “Common Units”) of World Point Terminals, LP, a Delaware limited partnership (the “Issuer”). The Issuer’s principal executive office is located at 8235 Forsyth Blvd., Suite 400, St. Louis, Missouri 63105.

Pursuant to the First Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “Partnership Agreement”), subordinated units representing limited partner interests of the Issuer (“Subordinated Units”) were convertible into Common Units, on a one-for-one basis, after the expiration of the Subordination Period (as defined in the Partnership Agreement) and in certain other circumstances, as set forth in the Partnership Agreement. The Subordination Period ended upon payment by the Issuer of the third-quarter 2016 distribution on November 14, 2016, at which time each Subordinated Unit then outstanding converted into one Common Unit.

The Prior Filings continue in effect, except as expressly modified hereby. Capitalized terms used in this Amendment No. 2 and not defined herein shall have the meanings ascribed to them in the Prior Filings.

Item 2.	Identity and Background

(a)	This Amendment No. 2 is filed by World Point Terminals, Inc., a Delaware corporation, the Novelly Dynasty Trust, a Missouri trust, the Novelly Family Trust, a Missouri trust, Apex Oil Company, Inc., a Missouri corporation, Apex Holding Co., a Missouri corporation, and Paul A. Novelly. World Point is the sole member of CPT 2010, and the Novelly Trusts collectively own a controlling interest in World Point. Apex Holding is the sole stockholder of Apex, and Mr. Novelly is the sole director of Apex Holding. Each of the foregoing is referred to collectively as the “Reporting Persons.” P.A. Novelly II, Steven G. Twele and Karon M. Burns serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby but may exercise such control only with a majority of the trustees and thus are not deemed to beneficially own any of the securities. No shareholder of Apex Holding has a majority interest in Apex Holding, and therefore, no individual shareholder of Apex Holding is deemed to hold any beneficial ownership in the Common Units indirectly beneficially owned by Apex Holding.

(b)	The business address of each of the Reporting Persons is 8235 Forsyth Blvd., Suite 400, St. Louis, Missouri 63105.

(c)	The principal business of the Reporting Persons is the supply, storage, distribution and marketing of refined petroleum products and the investment in entities involved in such activities. Mr. Novelly’s principal occupation is Chairman of St. Albans Global Management, Limited Partnership, LLLP.

(d)-(e)	During the past five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Novelly is a citizen of the United States.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I hereto and is incorporated by reference herein. Except as otherwise noted on Schedule I, none of the Listed Persons have any beneficial interest in any Common Units. To the Reporting Persons’ knowledge, none of the persons listed on Schedule I as a director or executive officer of the Reporting Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

9

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

The Reporting Persons estimate that approximately $154.6 million in cash will be required to acquire all of the outstanding Common Units not already owned by World Point or its affiliates pursuant to the proposed transaction described in Item 4 below. World Point intends to finance the proposed transaction from existing cash and proceeds from the sale of marketable securities on hand or committed borrowings of World Point and its affiliates. The proposed transaction will not be subject to any financing condition.

10

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented as follows:

The Reporting Persons believe that the Issuer, as a small publicly traded company, is materially constrained in its ability to create ongoing unitholder value. The Issuer is burdened by high regulatory costs associated with being a small publicly traded company and a relatively small public float. The Issuer has experienced lower than expected retention of customers, which has negatively impacted its performance. The Issuer, like many other master limited partnerships, has suffered due to lower petroleum prices and stagnation in the oil industry and has been unsuccessful in its attempts to find reasonably priced expansion projects. Additionally, the market’s reduced valuations for dropdown transactions have made it less likely, at least in the near term, that future dropdowns will occur. The Reporting Persons believe that these challenges could be addressed if the Issuer pursues a going-private transaction, which would provide immediate liquidity for the public holders of Common Units, at a premium to the Issuer’s historical trading prices.

Pursuant to Section 15.1(a) of the Partnership Agreement, if at any time WPT GP, LLC, the general partner of the Issuer (the “General Partner”), and its affiliates collectively hold more than 80% of the total Common Units then outstanding, the General Partner has the right, which right it may assign and transfer in whole or in part to the Issuer or any affiliate of the General Partner, exercisable at its option, to purchase all, but not less than all, of the Common Units then outstanding held by persons other than the General Partner and its affiliates, at a price equal to the greater of (x) the average of the daily closing prices per Common Unit on the New York Stock Exchange for the twenty (20) consecutive trading days immediately prior to the date that is three (3) business days prior to the date on which a notice of the General Partner’s election to purchase such Common Units is mailed to the record holders of such Common Units as of a record date selected by the General Partner and (y) the highest price paid by the General Partner or any of its affiliates for any Common Units purchased during the 90-day period preceding the mailing date described above, and upon the terms and in accordance with the procedures set forth in Section 15.1 of the Partnership Agreement.

On April 3, 2017, World Point delivered to the Board of Directors of the General Partner (the “GP Board”) a preliminary non-binding proposal (the “Proposal”) for a potential acquisition by Parent (and/or one or more of its affiliates) of all of the Common Units not already owned by World Point or its affiliates, in a two-step transaction pursuant to which (1) World Point or one of its affiliates would commence a tender offer (the “Offer”) to purchase all of the issued and outstanding Common Units not already beneficially owned by World Point or its affiliates, at a price per Common Unit of $16.80 net to the holder in cash, without interest (such amount or, if a different amount per Common Unit is paid pursuant to the Offer, such different amount, the “Offer Price”), and (2) immediately following the consummation of the Offer, the General Partner would assign to World Point (or one of its affiliates) the right to purchase all of the remaining Common Units not tendered pursuant to the Offer pursuant to Section 15.1(a) of the Partnership Agreement and, within a reasonable time following such assignment, World Point (or such affiliate) would exercise the right to purchase all of such Common Units pursuant to Section 15.1(a) of the Partnership Agreement (the “Buyout”), at a price per Common Unit determined in accordance with the provisions of Section 15.1(a) of the Partnership Agreement (but not to exceed the Offer Price) (the “Buyout Price”), in cash, upon the terms and subject to the conditions set forth in the Proposal. It is the current intention of World Point or one or more of its affiliates to acquire 100% of the outstanding Common Units not already owned by World Point or its affiliates, subject to the satisfaction of the conditions set forth in the Proposal, and, upon completion of the acquisition, to cause the Common Units to be delisted from the New York Stock Exchange and to be deregistered under the Act. The Proposal has been approved by a special committee of directors formed by the Board of Directors of World Point to consider the proposed transaction. The Proposal is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The consummation of the transactions contemplated by the Proposal would be subject to certain conditions set forth in the Proposal. In particular, World Point’s obligation to consummate the Offer and accept and pay for the Common Units tendered pursuant to the Offer would be subject to the condition that the number of Common Units tendered pursuant to the Offer (and not withdrawn prior to the expiration of the Offer) shall represent, together with the Common Units then owned by World Point and its affiliates, more than 80% of the total number of Common Units then outstanding (the “Minimum Tender Condition”). In addition, World Point’s obligation to consummate the Offer and to complete the Buyout would be subject to the condition that the Buyout Price, calculated in accordance with the provisions of Section 15.1(a) of the Partnership Agreement, shall not exceed the Offer Price for any reason, including, among other things, as a result of any increase in the trading price of the Common Units on the New York Stock Exchange that occurs after the date hereof (the “Buyout Price Condition”).

There can be no assurance that the Proposal will be approved by the GP Board. It is expected that the GP Board will refer the Proposal to the Conflicts Committee of the GP Board (the “Conflicts Committee”) and will seek Special Approval (as defined in the Partnership Agreement) of the transactions contemplated by the Proposal by the Special Committee pursuant to Section 7.9(a) of the Partnership Agreement. If the Proposal is not approved by the Special Committee, or if World Point is unable to reach an agreement with the Issuer with respect to the transactions contemplated by the Proposal, World Point currently does not intend to consummate the transactions contemplated by the Proposal.

Furthermore, there can be no assurance that all of the conditions to the consummation of the transactions contemplated by the Proposal will be satisfied in a timely manner or at all. If any conditions to the consummation of the transactions contemplated by the Proposal (including, without limitation, the Minimum Tender Condition and the Buyout Price Condition) are not satisfied, World Point may not be able to complete the transactions contemplated by the Proposal. In particular, if an insufficient number of Common Units is tendered pursuant to the Offer (and not withdrawn prior to the expiration of the Offer), such that following the expiration of the Offer, World Point and its affiliates do not own more than 80% of the total number of Common Units then outstanding, World Point will not be able to exercise the right to purchase all of the remaining Common Units not tendered pursuant to the Offer pursuant to Section 15.1(a) of the Partnership Agreement. Moreover, World Point does not expect to pay for any Common Units not tendered pursuant to the Offer a purchase price that is higher than the Offer Price. Accordingly, if the Buyout Price, calculated in accordance with the provisions of Section 15.1(a) of the Partnership Agreement, exceeds the Offer Price, including, among other things, as a result of any increase in the trading price of the Common Units on the New York Stock Exchange that occurs after the date hereof, World Point does not intend to complete the Buyout.

Other than as described in this Item 4 above, the Reporting Persons do not currently have any plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j) of Schedule 13D.

11

Item 5.	Interest in Securities of the Issuer

(a)-(b)	The beneficial ownership percentage of the Reporting Persons is calculated based upon 34,861,014 Common Units of the Issuer reported to be outstanding as of March 13, 2017, as reported in the Issuer’s most recent Annual Report on Form 10-K filed on March 14, 2017.

1.	World Point Terminals, Inc.

a. Amount beneficially owned: 22,908,514 Common Units

b. Percent of class: 65.7%

c. Number of units as to which the person has:

i. Sole power to vote or to direct the vote: 22,908,514

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 22,908,514

iv. Shared power to dispose or to direct the disposition of: 0

2.	CPT 2010, LLC

a. Amount beneficially owned: 16,485,507 Common Units

b. Percent of class: 47.3%

c. Number of units as to which the person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 16,485,507

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 16,485,507

3.	The Novelly Dynasty Trust

a. Amount beneficially owned: 23,158,514 Common Units

b. Percent of class: 66.4%

c. Number of units as to which the person has:

i. Sole power to vote or to direct the vote: 250,0001

ii. Shared power to vote or to direct the vote: 22,908,514

iii. Sole power to dispose or to direct the disposition of: 250,0001

iv. Shared power to dispose or to direct the disposition of: 22,908,514

4.	The Novelly Family Trust

a. Amount beneficially owned: 22,908,514 Common Units

b. Percent of class: 65.7%

c. Number of units as to which the person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 22,908,514

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 22,908,514

5.	Apex Oil Company, Inc.

a. Amount beneficially owned: 1,550,000 Common Units

b. Percent of class: 4.4%

c. Number of units as to which the person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 1,550,000

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 1,550,000

6.	Apex Holding Co.

a. Amount beneficially owned: 1,550,000 Common Units

b. Percent of class: 4.4%

c. Number of units as to which the person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 1,550,000

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 1,550,000

1 Restricted Common Units granted to Paul A. Novelly that vest on April 23, 2017, subject to forfeiture if Paul A. Novelly’s services to the Issuer are terminated for any reason.

12

7.	Paul A. Novelly

a. Amount beneficially owned: 2,507,662 Common Units

b. Percent of class: 7.2%

c. Number of units as to which the person has:

i. Sole power to vote or to direct the vote: 957,662

ii. Shared power to vote or to direct the vote: 1,550,000

iii. Sole power to dispose or to direct the disposition of: 957,662

iv. Shared power to dispose or to direct the disposition of: 1,550,000

Upon conversion of the Subordinated Units into Common Units, as described in Item 1 above, (i) CPT 2010 is the direct holder of 16,485,507 Common Units, (ii) World Point is the direct holder of 6,423,007 Common Units, (iii) Apex is the direct holder of 1,550,000 Common Units, (iv) the Novelly Dynasty Trust is the direct holder of 250,000 Restricted Common Units and (iv) Global is the direct holder of 957,662 Common Units.

World Point is the sole member of CPT 2010 and therefore indirectly beneficially owns the Common Units held by CPT 2010. The Novelly Dynasty Trust and the Novelly Family Trust collectively own a controlling interest in World Point and therefore may be deemed to indirectly beneficially own the Common Units beneficially owned by World Point. P.A. Novelly II, Steven G. Twele and Karon M. Burns serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby but may exercise such control only with a majority of the trustees and therefore are not deemed to beneficially own any of the units held directly or indirectly by World Point.

Apex Holding is the sole shareholder of Apex and therefore indirectly beneficially owns the Common Units held by Apex. No shareholder of Apex Holding has a majority interest in Apex Holding, and therefore, no individual shareholder of Apex Holding is deemed to hold any beneficial ownership in the Common Units indirectly beneficially owned by Apex Holding. Paul A. Novelly is the sole director and Chief Executive Officer of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the units held indirectly by Apex Holding except to the extent of his pecuniary interest therein.

Mr. Novelly is the Chairman of Global and, as such, may be deemed to indirectly beneficially own the units held by Global, but disclaims beneficial ownership of the units held by Global except to the extent of his pecuniary interest therein.

(c)	Not applicable.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Common Units reported on the cover pages of this Amendment No. 2 and in this Item 5.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

The Proposal attached hereto as Exhibit 99.1 is hereby incorporated by reference. The summary of the Proposal contained in this Schedule 13D is qualified in its entirety by reference to the full text of the Proposal.

13

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1	Letter from World Point Terminals, Inc. to the Board of Directors of WPT GP, LLC, the general partner of World Point Terminals, LP.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2017

World Point Terminals, Inc.

/s/ Jonathan Q. Affleck
By:	Jonathan Q. Affleck
Its:	Chief Financial Officer

CPT 2010, LLC

/s/ Jonathan Q. Affleck
By:	Jonathan Q. Affleck
Its:	Chief Financial Officer

The Novelly Dynasty Trust

Signature:	/s/ P.A. Novelly II
Name:	P.A. Novelly II, as Trustee

Signature:	/s/ Steven G. Twele
Name:	Steven G. Twele, as Trustee

Signature:	/s/ Karon M. Burns
Name:	Karon M. Burns, as Trustee

The Novelly Family Trust

Signature:	/s/ P.A. Novelly II
Name:	P.A. Novelly II, as Trustee

Signature:	/s/ Steven G. Twele
Name:	Steven G. Twele, as Trustee

Signature:	/s/ Karon M. Burns
Name:	Karon M. Burns, as Trustee

14

Apex Oil Company, Inc.

/s/ Paul A. Novelly
By:	Paul A. Novelly
Its:	Chief Executive Officer

Apex Holding Co.

/s/ Paul A. Novelly
By:	Paul A. Novelly
Its:	Chief Executive Officer

Paul A. Novelly

/s/ Paul A. Novelly

15

Schedule I

Information regarding each director and executive officer of the Reporting Persons is set forth below.

REPORTING PERSON: WORLD POINT TERMINALS, INC.
Name	Affiliation with Reporting Person	Business Address	Principal Occupation or Employment	Citizenship	Amount Beneficially Owned
Paul A. Novelly (1) (2)	Director/Chairman	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Chairman of St. Albans Global Management, Limited Partnership, LLLP	United States	2,507,662
Donald C. Bedell (3) (4)	Director	731 N. Main St., Sikeston, MO 63801	Chairman of the Board – Castle Partners	United States	15,600
G. Louis Graziadio, III (3)(5)	Director	149 Palos Verdes Blvd., Suite G Redondo Beach, CA 90277	President and Chief Executive Officer – Second Southern Corp.	United States	3,334
John F. Grundhofer (3) (4)	Director	200 S Sixth Street, Suite 1160 Minneapolis, MN 55402	Private Investor	United States	10,000
Robert G. Jennings (6)	Director	17 Prospect Heights Canmore, AB T1W252	Private Investor	Canada	10,000
Edwin A. Levy (3) (4) (7)	Director	19309 Cedar Glen Drive, Boca Raton, FL 33434	Advisor – Levy Harkins & Co, Inc.	United States	20,650
Frank E. Walsh (3) (6) (8)	Director	330 South Street Morristown, NJ 07962	Manager – Jupiter Capital Management Partners, LLC	United States	24,000
Jonathan Q. Affleck	Vice President and Chief Financial Officer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Vice President and Chief Financial Officer – WPT GP, LLC	United States	467
Elizabeth A. McGee	Secretary	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Controller of World Point Terminals, LP	United States	0
Joseph H. Ingram	Assistant Secretary	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Tax Director – World Point Terminals, LP	United States	1,000

16

(1)	Excludes Common Units deemed directly or indirectly held by the Novelly Trusts, World Point, or CPT 2010. The Novelly Trusts are trusts established by Paul A. Novelly, the chairman and chief executive officer of the Issuer’s general partner, WPT GP, for the benefit of his children and family members. Mr. Novelly is neither a trustee nor a beneficiary of the Novelly Trusts, which are irrevocable. The Novelly Trusts collectively own a controlling interest in World Point and as such, may be deemed to indirectly own the securities held by World Point. P.A. Novelly II, Steven G. Twele and Karon M. Burns (collectively, the “Trustees”) serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby, but may exercise such control only with the support of a majority of the trustees of each Novelly Trust and thus are not deemed to beneficially own the securities indirectly owned by the Novelly Trusts.

(2)	Includes (i) 1,550,000 Common Units held directly by Apex, of which Apex Holding is the sole shareholder and (ii) 957,662 Common Units held directly by Global. Mr. Novelly is the sole director of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the units held indirectly by Apex Holding, except to the extent of his pecuniary interest therein. Mr. Novelly is the Chairman of Global and, as such, may be deemed to indirectly beneficially own the Common Units held by Global. Mr. Novelly disclaims beneficial ownership of the Common Units held by Global except to the extent of his pecuniary interest therein.

(3)	Messrs. Bedell, Graziadio, Grundhofer, Levy and Walsh own minority interests in World Point. Each of them disclaims beneficial ownership of securities of the Issuer held by World Point.

(4)	Includes 10,000 restricted Common Units granted under the Issuer's LTIP, one-third of which vested on each of September 24, 2014, September 24, 2015 and September 24, 2016.

(5)	Includes 3,334 restricted Common Units granted under the LTIP, all of which vested on September 24, 2016.

(6)	Includes 10,000 restricted Common Units granted under the LTIP, all of which vested on September 24, 2016.

(7)	Includes 4,781 Common Units held by the Edwin Levy Irrevocable Trust (the “E.L. Trust”), as to which Mr. Levy serves as the trustee. Mr. Levy disclaims beneficial ownership of the securities held by the E.L. Trust, except to the extent of his pecuniary interest therein; and 4,781 Common Units held by the Carolyn Levy Irrevocable Trust (the “C.L. Trust”), as to which the Mr. Levy's spouse serves as the trustee. Mr. Levy disclaims beneficial ownership of the securities held by the C.L. Trust, except to the extent of his pecuniary interest therein.

(8)	Includes 14,000 Common Units held by the WFT 2005 Trust, as to which Mr. Walsh is not a trustee, but is a beneficiary. Mr. Walsh disclaims beneficial ownership of the securities held by the WFT 2005 Trust, except and to the extent of his pecuniary interest therein.

REPORTING PERSON: THE NOVELLY DYNASTY TRUST
Name	Affiliation with Reporting Person	Business Address	Principal Occupation or Employment	Citizenship	Amount Beneficially Owned
P.A. Novelly II (1)	Trustee	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	President – SAGM Holdings, LLC	United States	0
Steven G. Twele (2)	Trustee	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Consultant – Pinnacle Consulting, LLC	United States	3,000
Karon M. Burns	Trustee	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Executive Assistant	United States	0

(1)	Mr. Novelly is president of SAGM Holdings, LLC, the general partner of Global, and a trustee and beneficiary of the Novelly Trusts. Mr. Novelly disclaims beneficial ownership of the securities of the Issuer held by World Point, Global, and the Novelly Trusts, except to the extent of his pecuniary interest therein.

(2)	Mr. Twele owns a minority interest in World Point and is a trustee of the Novelly Trusts. Mr. Twele disclaims beneficial ownership of the securities of the Issuer held by World Point and the Novelly Trusts. Mr. Twele owns the Common Units jointly with his spouse.

17

REPORTING PERSON: THE NOVELLY FAMILY TRUST
Name	Affiliation with Reporting Person	Business Address	Principal Occupation or Employment	Citizenship	Amount Beneficially Owned
P.A. Novelly II (1)	Trustee	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	President – SAGM Holdings, LLC	United States	0
Steven G. Twele (2)	Trustee	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Consultant – Pinnacle Consulting, LLC	United States	3,000
Karon M. Burns	Trustee	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Executive Assistant	United States	0

(1)	Mr. Novelly is president of SAGM Holdings, LLC, the general partner of Global, and a trustee and beneficiary of the Novelly Trusts. Mr. Novelly disclaims beneficial ownership of the securities of the Issuer held by World Point, Global, and the Novelly Trusts, except and to the extent of his pecuniary interest therein.

(2)	Mr. Twele owns a minority interest in World Point and is a trustee of the Novelly Trusts. Mr. Twele disclaims beneficial ownership of the securities of the Issuer held by World Point and the Novelly Trusts. Mr. Twele owns the Common Units jointly with his spouse.

REPORTING PERSON: APEX OIL COMPANY, INC.
Name	Affiliation with Reporting Person	Business Address	Principal Occupation or Employment	Citizenship	Amount Beneficially Owned
Paul A. Novelly (1) (2)	Director/Chief Executive Officer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Chief Executive Officer – Apex Oil Company, Inc.	United States	2,507,662
Christopher J. Schmitt (3)	Chief Financial Officer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Chief Financial Officer – Apex Holding Co. & Apex Oil Company, Inc.	United States	4,000
Karon M. Burns	Secretary	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Executive Assistant	United States	0
Christine H. Hughes	Treasurer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Treasurer – Apex Oil Company, Inc.	United States	1,200
Joseph H. Ingram	Assistant Secretary	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Tax Director – World Point Terminals, LP	United States	1,000
Eddie Evans	Assistant Secretary	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Tax Manager – Apex Oil Company, Inc.	United States	0

(1)	Excludes Common Units deemed directly or indirectly held by the Novelly Trusts, World Point, or CPT 2010. The Novelly Trusts are trusts established by Paul A. Novelly, the chairman and chief executive officer of WPT GP, for the benefit of his children and family members. Mr. Novelly is neither a trustee nor a beneficiary of the Novelly Trusts, which are irrevocable. The Novelly Trusts collectively own a controlling interest in Parent and as such, may be deemed to indirectly own the securities held by Parent. P.A. Novelly II, Steven G. Twele and Karon M. Burns (collectively, the “Trustees”) serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby, but may exercise such control only with the support of a majority of the trustees of each Novelly Trust. The Trustees and Mr. Novelly disclaim beneficial ownership of the securities of the Partnership held by World Point and/or the Novelly Trusts.

(2)	Includes (i) 1,550,000 Common Units held directly by Apex, of which Apex Holding is the sole shareholder and (ii) 957,662 Common Units held directly by Global. Mr. Novelly is the sole director of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the units held indirectly by Apex Holding, except to the extent of his pecuniary interest therein. Mr. Novelly is the Chairman of Global and, as such, may be deemed to indirectly beneficially own the Common Units held by Global. Mr. Novelly disclaims beneficial ownership of the Common Units held by Global except to the extent of his pecuniary interest therein.

(3)	Mr. Schmitt owns minority interests in World Point. He disclaims beneficial ownership of securities of the Issuer held by World Point.

18

REPORTING PERSON: APEX HOLDING CO.
Name	Affiliation with Reporting Person	Business Address	Principal Occupation or Employment	Citizenship	Amount Beneficially Owned
Paul A. Novelly (1) (2)	Director/President & Chief Executive Officer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Chief Executive Officer – Apex Oil Company, Inc.	United States	2,507,662
Christopher J. Schmitt (3)	Chief Financial Officer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Chief Financial Officer – Apex Holding Co. & Apex Oil Company, Inc.	United States	4,000
Karon M. Burns	Secretary	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Executive Assistant	United States	0
Christine M. Hughes	Treasurer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Treasurer – Apex Oil Company, Inc	United States	1,200
Joseph H. Ingram	Assistant Secretary	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Tax Director – World Point Terminals, LP	United States	1,000

(1)	Excludes Common Units deemed directly or indirectly held by the Novelly Trusts, World Point, or CPT 2010. The Novelly Trusts are trusts established by Paul A. Novelly, the chairman and chief executive officer of WPT GP, for the benefit of his children and family members. Mr. Novelly is neither a trustee nor a beneficiary of the Novelly Trusts, which are irrevocable. The Novelly Trusts collectively own a controlling interest in Parent and as such, may be deemed to indirectly own the securities held by Parent. P.A. Novelly II, Steven G. Twele and Karon M. Burns (collectively, the “Trustees”) serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby, but may exercise such control only with the support of a majority of the trustees of each Novelly Trust. The Trustees and Mr. Novelly disclaim beneficial ownership of the securities of the Partnership held by World Point and/or the Novelly Trusts.

(2)	Includes (i) 1,550,000 Common Units held directly by Apex, of which Apex Holding is the sole shareholder and (ii) 957,662 Common Units held directly by Global. Mr. Novelly is the sole director of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the units held indirectly by Apex Holding, except to the extent of his pecuniary interest therein. Mr. Novelly is the Chairman of Global and, as such, may be deemed to indirectly beneficially own the Common Units held by Global. Mr. Novelly disclaims beneficial ownership of the Common Units held by Global except to the extent of his pecuniary interest therein.

(3)	Mr. Schmitt owns a minority interest in World Point. He disclaims beneficial ownership of securities of the Issuer held by World Point.

19